UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 5, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	Stock Exchange Announcement dated 11 November 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

2.	Stock Exchange Announcement dated 12 November 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

3.	Stock Exchange Announcement dated 14 November 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

4.	Stock Exchange Announcement dated 17 November 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.	A news release dated 18 November 2014 entitled ‘VODAFONE AND AFRIMAX GROUP ANNOUNCE FRAMEWORK AGREEMENT IN SUB-SAHARAN AFRICA’

6.	Stock Exchange Announcement dated 18 November 2014 entitled ‘VODAFONE GROUP PLC (“THE COMPANY”)’

7.	A news release dated 20 November 2014 entitled ‘EUROPEAN YOUTH DIVIDED ON APPEAL OF ENTREPRENEURSHIP’

8.	Stock Exchange Announcement dated 21 November 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

9.	Stock Exchange Announcement dated 25 November 2014 entitled ‘VODAFONE GREECE COMPLETES THE ACQUISITION 72.7% OF HELLAS ONLINE’

10.	Stock Exchange Announcement dated 28 November 2014 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

11 November 2014

RNS: 7375W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received on 11 November 2014 that Vittorio Colao, Chief Executive of the Company, acquired 271,509 ordinary shares of US$0.20 20/21 in the Company (“Ordinary Shares”) on 11 November 2014, at the price of 219.45p per share.

As a result of the above, Vittorio Colao now has an interest in 10,639,290 Ordinary Shares (excluding share options and unvested incentive shares).

END

12 November 2014

RNS: 8883W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received on 12 November 2014 that Warren Finegold, a person discharging managerial responsibility:

i)	sold 600,000 ordinary shares of US$0.20 20/21 in the Company (“Ordinary Shares”) on 12 November 2014, at the price of 220.6p per share ; and

ii)

exercised 1,150,923 options, granted under the 2007 Global Long Term Incentive award, on 12 November 2014 at a strike price of 167.8 p per share which were sold immediately upon exercise at the price of 220.75p per share.

As a result of the above, Warren Finegold now has an interest in 1,907,027 Ordinary Shares (excluding share options and unvested incentive shares).

END

14 November 2014

RNS: 0718X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 13 November 2014 that on 12 November 2014 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 221.25p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	114
Matthew Kirk	114
Ronald Schellekens	114

END

17 November 2014

RNS: 2575X

Vodafone Group Plc (“the Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received on 14 November 2014 of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

Number of ordinary share of US$0.20 20/21
in the capital of Vodafone Group Plc

Award of shares
Matthew Kirk	86,397

A conditional award of shares was granted on 14 November 2014 by the Company. The award has been granted in accordance with the rules of the Vodafone Global Incentive Plan.   The vesting of this award is two years from grant and is conditional on continued employment with the Vodafone Group.

END

Released : 18 November 2014

RNS Number: 3052X

VODAFONE AND AFRIMAX GROUP ANNOUNCE FRAMEWORK AGREEMENT IN SUB-SAHARAN AFRICA

·     Vodafone signs new Partner Market agreement with Afrimax in Uganda

Vodafone and Afrimax Group (“Afrimax”) - a 4G LTE telecommunications operator in sub-Saharan Africa - today jointly announced a strategic framework agreement to cooperate and explore opportunities for Partner Market agreements in the region.  Also today, Vodafone has announced a Partner Market agreement in Uganda with Afrimax.

Under the non-equity framework agreement, Vodafone and Afrimax will explore potential Partner Market opportunities in a variety of territories in sub-Saharan Africa.

Under the Partner Market agreement in Uganda, the two companies will offer customers voice and data products and services using the ‘Vodafone Uganda’ brand.  Vodafone’s multinational corporate customers will benefit from the addition of Uganda to their existing contracts for international managed services.

Vodafone Partner Markets Chief Executive Stefano Gastaut said: “Uganda is an attractive market and we are delighted to welcome Afrimax to our successful Partner Markets community, which already operates in more than fifty countries. We look forward to exploring the potential for further Partner Market agreements in sub-Saharan Africa with Afrimax, under our framework cooperation agreement.”

Afrimax management Peter Langkilde, CEO and Rob Philpott, CFO commented: “We are excited about the partnership with Vodafone and the opportunity to work with a brand that is not only passionate about technology, but passionate about people and the impact that technology can have on peoples’ lives. The partnership with Vodafone solidifies our ongoing plans to be a leading provider of high speed network services in sub-Saharan Africa.”

The framework agreement will complement Vodacom Group’s operations in South Africa, Tanzania, the Democratic Republic of Congo, Lesotho and Mozambique and has been agreed in conjunction with Vodacom Group.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 53 more, and fixed broadband operations in 17 markets. As of 30 September 2014, Vodafone had 438 million mobile customers and 11 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Afrimax Group

Afrimax is led by an experienced Management team with a successful track record in acquiring spectrum, building networks, and operating mobile services in diverse geographic markets, including Africa, and is backed by prominent private investors as well as IFC and AMC, members of the World Bank Group.

With an existing 4G License footprint covering 12 countries, population under License coverage of 222 million, and further Licenses being acquired, Afrimax is building the largest portfolio of 4G wireless broadband networks across sub-Saharan Africa. For more information, please visit www.afrimaxvodafonepartner.com.

About Vodacom Group

Vodacom is a leading African mobile communications company providing a wide range of services including mobile voice, messaging, data and converged services to more than 60 million customers. From its roots in South Africa, Vodacom has grown its mobile operations to include networks in Tanzania, the Democratic Republic of Congo, Mozambique, and Lesotho.

Vodacom also offer business managed services to enterprises in over 40 countries across Africa. Vodacom is majority owned by Vodafone, one of the world’s largest mobile communications companies by revenue. Vodacom is listed on the JSE Limited and has a head office in Johannesburg, South Africa.

END

Released : 18 November 2014

RNS Number : 3555X

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company or their connected persons:

	Number of ordinary shares of US$0.2020/21
	in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive awards(1)	No. of vested shares sold (2)	No. of shares transferred (3)
Serpil Timuray	18,361	6,612	11,749

(1)    This share award, which was granted on 16 November 2011, has vested.  The award was granted in accordance with the rules of the Vodafone Global Incentive Plan.  The award was based on the adjusted free cash flow for the three year period ended on 31 March 2014 and following assessment of the performance and employment conditions, 37.2% of the shares comprised in this award vested.

(2)    The figure in column B is the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (“UBS CEFS”) were sold on behalf of the PDMR on 17 November 2014, inter alia, to satisfy the tax liabilities arising on the vesting of the awards. These share sales were made at 226.7034 pence per share.

(3)    The figure in column C is the number of shares that the Company has been advised by UBS CEFS were on 17 November 2014 transferred to the PDMR in satisfaction of the vesting of the awards  disclosed in column A, after deduction of shares sold as disclosed in column B.

The Company was notified of this change on 18 November 2014.

END

RNS Number : 5461X

20 November 2014

European youth divided on appeal of entrepreneurship

-      Comprehensive Vodafone Institute survey among 6,000 young adults in six European countries

-     Three-quarters of German 18 to 30-year-olds not interested in setting up digital business or working for ICT start-up, while Spanish and Italians want to become digital entrepreneurs

-      Eighty per cent of Spanish and Italians keen to start own businesses, while only half of Germans considering entrepreneurship

-      Italian 18 to 30-year-olds surveyed pessimistic about their futures, Dutch and Germans most optimistic

Three-quarters of 18 to 30-year-olds in Germany have no interest in working for a digital start-up or setting up their own businesses in the ICT sector. However, Spanish and Italian young people have a far greater appetite to become digital entrepreneurs.

When asked if they would like to set up their own business in any sector, 80 per cent of young Italians and 78 per cent of Spanish interviewed said they would want to. This number was much lower in Germany (53 per cent) and in the UK (58 per cent).

The Vodafone Institute for Society and Communications in Germany commissioned YouGov to conduct a survey* among 6,000 young adults in six European countries, including Germany, the UK, Italy, the Netherlands, Spain and the Czech Republic, asking for their views on the labour market, education and digitisation. The research was undertaken in advance of Vodafone’s Digitising Europe event in Berlin on 4 December, 2014 at which German Chancellor Angela Merkel will be a keynote speaker.

Spanish want to become digital entrepreneurs, Germans less keen

The majority of young people surveyed in Germany cannot imagine working for a digital start-up (70 per cent) or setting up their own business in the ICT sector (77 per cent). In contrast, in Spain and Italy there is a far higher level of digital career affinity. Sixty-one per cent of Spanish young adults surveyed would be interested in joining a start-up in the ICT sector, while 52 per cent said they would consider setting up their own digital businesses. Fifty-five per cent of Italians interviewed for the research said they would like to join a start-up in the ICT sector. A clear motivation for the Italians, Spanish and Czechs is the harsh job market.

Thirty-nine per cent of respondents in the UK and 33 per cent in Germany said they are definitely not willing to work in the ICT sector, while only eight per cent of respondents in Spain and 11 per cent in Italy said they definitely did not want careers in ICT.

Young Italians and Spanish pessimistic about their futures

The study found that the Dutch and Germans are optimistic about their futures, while Italians and Spanish surveyed for the research are more pessimistic. Only 23 per cent of Italians interviewed said they expect to have a better life than their parents’ generation, and this figure was slightly higher in Spain (29 per cent). However, German respondents were more optimistic, with 43 per cent saying they expect to have a better life than their parents. When asked about how optimistic they feel about their futures, the Dutch were most optimistic, with 71 per cent expressing optimism, while the Italians were most pessimistic, with only 41 per cent optimistic. The Germans were also more positive, with 66 per cent expressing optimism.

Italians and Spanish think they will need to move abroad to secure work

Many Italian respondents agreed that job opportunities are better in other countries and 61 per cent interviewed said they plan to move to another country for work. Attitudes towards going abroad appear to be affected by the economic situation in Spain as well, with 58 per cent of Spanish respondents saying they plan to move abroad because of job opportunities. However, in Germany, just 27 per cent said they would choose to move abroad for work.

Italians worried about their country’s competitiveness

The young adults’ assessment of their country’s competitiveness varied considerably from nation to nation. In Italy, 60 per cent of 18 to 30-year-olds surveyed are concerned about their country’s competitiveness and potential future job losses as a result of digitisation. In Spain, 49 per cent are concerned. However, a much lower number of respondents expressed these concerns in the Netherlands (40 per cent), the UK (31 per cent), the Czech Republic (36 per cent) and Germany (35 percent).

Young Britons see benefits of digitisation

The research demonstrates that the UK has the highest percentage of young adults (86 per cent) who said that the benefits of digitisation far outweigh the disadvantages. Seventy-two per cent of respondents in Spain, 70 per cent in Italy and 73 per cent in the Czech Republic share this opinion. Young people who were surveyed in Germany and the Netherlands are less positive, with 69 per cent of them believing there are more benefits than risks associated with digitisation.

Closer collaboration needed between companies, schools and universities

The study also addressed the digital skills gap in the European workforce. Young Europeans surveyed suggested closer collaboration between companies, schools and universities. There was no consensus among the young adults in the surveyed countries on which institution should have overall responsibility for digital education. Half of British respondents thought that the general education system should be responsible (49 per cent). Twenty-six per cent of Germans thought that responsibility should be placed in the hands of the corporate sector, while just three per cent of UK respondents thought that companies should take the lead in digital skills training.

Other speakers at the Digitising Europe event on 4 December, 2014 include Vodafone Group Chief Executive Vittorio Colao and Intel President Renée James. Information on the programme and speakers can be found at www.digitising-europe.eu The event is a collaboration between the Vodafone Institute in Germany and the Vodafone Foundation, Vodafone’s philanthropic arm.

Vodafone Group Foundation Director Andrew Dunnett said: “Europe faces two simultaneous and very serious challenges: chronic youth unemployment and a rapidly expanding skills gap arising from the digitisation of the workplace. The diverse responses to the survey among young people show the importance of placing the digital economy at the top of the agenda and focusing on the importance of technology in driving education and employment opportunities of the future.”

- ends -

For further information:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

Note to editors

* For more information on the Vodafone Institute survey, please visit:

http://www.vodafone-institut.de/economic-participation/17/european-vodafone-institute-survey-on-the-labour-market-careers-and-digitisation.html

About the Vodafone Institute

The Vodafone Institute for Society and Communications explores the potential of mobile and digital technologies to improve political, social and economic participation and to give better access to education. The Institute fosters dialogue between academia, business and politics. It develops dedicated projects, initiates research partnerships, and publishes studies and practical recommendations for action. Through events and social media communications the Institute provides a platform for public debate.

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 30 September 2014, Vodafone had 438 million mobile customers and 11 million fixed broadband customers. For more information, please visit: www.vodafone.com.

END

21 November 2014

RNS: 6870X

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received from Société Générale Private Banking (Suisse) SA on 20 November 2014 that, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 2,411 Ordinary Shares in the Company at the price of 201.33p per Ordinary Share, through reinvestment of dividend income on 6 August 2014.

As a result of the above, Luc Vandevelde now has an interest in 72,511 Ordinary Shares.

END

25 November 2014

RNS: 9907X

VODAFONE GREECE COMPLETES THE ACQUISITION 72.7% OF HELLAS ONLINE

Vodafone Group Plc today confirms that Vodafone Greece has completed the acquisition of 72.7% of the share capital of Hellas Online SA (“HOL”), a leading provider of broadband and fixed-line telephony in Greece, for a total cash consideration of €72.7m. Vodafone Greece now owns 91.2% of HOL and will extend a mandatory takeover offer for the remaining shares in HOL.  The transaction values the fully diluted equity of HOL at €100m and is equivalent to an enterprise value of €311m including HOL’s adjusted net debt of €211m1.

1     Adjusted net debt of €211m based on reported net debt as at 31 December 2013 of €157.3m adjusted for €0.7m of derivative financial instruments, €43.1m of related party financing and €10.0m preference shares issued in December 2011

Note: exchange rate of £1.00:€1.263

- ends -

Enquiries:

Vodafone Group

Investor Relations	Tel: +44 (0) 7919 990 230
Media Relations	www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 53 more, and fixed broadband operations in 17 markets. As of 30 September 2014, Vodafone had 438 million mobile customers and 11 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Hellas Online

Hellas Online (“HOL”) is one of the leading providers of fixed-line telephony services in Greece, providing a range of voice and internet access services. HOL owns and operates a large core backbone network throughout continental Greece and through its points of presence (PoPs) it offers significant population coverage of the two largest cities in Greece, Athens and Thessaloniki.

HOL has provided internet access services in Greece since 1993, having been one of first internet service providers (ISPs) in the country and has evolved from an ISP to a fixed-line telecommunications services provider offering a broad range of retail, business and wholesale services.

28 November 2014

RNS: 3377Y

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 28 November 2014:

Vodafone’s issued share capital consists of 28,812,721,968 ordinary shares of US$0.20 20/21 of which 2,303,892,281 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,508,829,687.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	January 5, 2015	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary